UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  July 23, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes  ☐                              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes  ☐                              No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Holdings Inc Announces Dates for the Release of Second Quarter 2008 Results, Conference Call and Webcast

LONDON, England, July 23, 2008 — Britannia Bulk Holdings Inc (the “Company”) (NYSE:DWT) announced today that it will release its results for the second quarter 2008 on Monday, August 04, 2008 after the market close in New York.

The Company’s management will host a conference call on Tuesday August 05, 2008 at 10:00 a.m. EDT to discuss the Company’s financial results.  Please note that conference call materials will be made available on the Company’s website prior to the conference call on Tuesday August 5, 2008.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452-542-301 (from outside the US). Please quote “Britannia Bulk”.

Should you require assistance in accessing the earnings conference call, please dial 1(866) 223-0615 (from the US), 0(800) 694-1503 (from the UK) or (+44) 1452-586-513 (from outside the US). Please quote “Britannia Bulk”.

A replay of the conference call will be available until August 12, 2008. The United States replay number is 1(866) 247-4222; the UK replay number is 0(800) 953-1533; and the international replay number is (+44) 1452-550-000. The access code required for the replay is: 56367113 #

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Britannia Bulk Holdings Inc website (www.britbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT BRITANNIA BULK HOLDINGS INC

Britannia Bulk Holdings Inc. is an international provider of drybulk shipping and maritime logistics services with a focus on transporting drybulk commodities in and out of the Baltic region.  The current owned fleet consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean going ice-class barges, and four ice-class tugs.

The Company also charters-in 53 drybulk vessels, 9 of which are ice-class. These chartered-in vessels add dwt capacity of 2,906,975.

Britannia Bulk Holdings Inc. common stock trades on the New York Stock Exchange under the symbol “DWT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: July 23, 2008	Chief Financial Officer